UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-36588

Höegh LNG Partners LP

(Translation of registrant’s name into English)

Canon’s Court

22 Victoria Street

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐             No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No   ☒

ITEM 1 – INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Merger Agreement

On May 25, 2022, Höegh LNG Partners LP (the “Partnership”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Höegh LNG GP LLC, the general partner of the Partnership (the “General Partner”), Höegh LNG Holdings Ltd. (“Höegh LNG”), and Hoegh LNG Merger Sub LLC, a wholly owned subsidiary of Höegh LNG (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Partnership, with the Partnership surviving as a direct subsidiary of Höegh LNG (the “Merger”).

Upon completion of the Merger, each common unit representing limited partner interests in the Partnership (the “Common Units”) outstanding immediately prior to the effective time of the Merger (the “Effective Time”), other than those Common Units held by Höegh LNG (the “Sponsor Units”), will be converted into the right to receive $9.25 per Common Unit in cash, which will be paid without interest. The General Partner will remain the sole general partner of the Partnership. The Sponsor Units will remain outstanding after the Merger. The Partnership’s incentive distribution rights issued and outstanding immediately prior to the Effective Time will automatically be cancelled and cease to exist, and no consideration will be delivered in exchange for such cancellation.

The conflicts committee (“Conflicts Committee”) of the Board of Directors of the Partnership (the “Board”) has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Partnership and the holders of Common Units (“Common Unitholders”) other than Höegh LNG and its affiliates (the “Unaffiliated Unitholders”), (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger (the foregoing constituting Special Approval (as defined in the Partnership Agreement)), (iii) recommended to the Board that the Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and (iv) recommended to the Board that the Board recommend approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the Common Unitholders.

The Board, acting upon the recommendation of the Conflicts Committee, has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of the Partnership and the Unaffiliated Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Merger, (iii) directed that the Merger Agreement and the transactions contemplated thereby, including the Merger, be submitted to a vote of the Common Unitholders, and (iv) recommended approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, by the Common Unitholders.

The Partnership will hold a special meeting (the “Special Meeting”) of the Common Unitholders to obtain the affirmative vote or consent of the holders of a majority of the outstanding Common Units to approve the Merger Agreement and the transactions contemplated thereby, including the Merger (“Unitholder Approval”). As described further below, pursuant to the Support Agreement, Höegh LNG has agreed to appear at the Special Meeting and either vote in person or by proxy or deliver a written consent to adopt and approve the Merger Agreement and transactions contemplated thereby, including the Merger. Unless the Merger Agreement is validly terminated in accordance with its terms, the Partnership will submit the Merger Agreement to the Common Unitholders at the Special Meeting, even if the Conflicts Committee shall have effected an Adverse Recommendation Change (as defined in the Merger Agreement).

The Merger Agreement contains customary representations and warranties from the parties and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of the Partnership’s business during the interim period between the execution of the Merger Agreement and the Effective Time and (ii) the obligation of the parties to use commercially reasonable efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary conditions, including: (i) Unitholder Approval; (ii) obtaining Required Regulatory Approvals (as defined in the Merger Agreement), if any; (iii) there being no law or injunction prohibiting consummation of the transactions contemplated under the Merger Agreement; (iv) subject to specified materiality standards, the accuracy of certain representations and warranties of the other party; and (v) compliance by the other party in all material respects with its covenants and obligations under the Merger Agreement.

The Merger Agreement provides for certain termination rights for both Höegh LNG and the Partnership, including (i) by the mutual written agreement of the Partnership and Höegh LNG (duly authorized by the Conflicts Committee and the Board of Directors of Höegh LNG, respectively); (ii) by either Höegh LNG or the Partnership (following authorization by the Conflicts Committee) under certain circumstances, if (A) the Merger has not been consummated on or before November 23, 2022, (B) the Merger is prevented by certain final and non-appealable legal restraints or a governmental agency is seeking any such legal restraints, or (C) the Unitholder Approval is not obtained; (iii) by Höegh LNG (A) if an Adverse Recommendation Change has occurred, or (B) under certain conditions, if the Partnership materially breached any of its representations or warranties, or failed to perform any of its covenants or agreements, set forth in the Merger Agreement (or if any of the representations or warranties of the Partnership set forth in the Merger Agreement shall fail to be true), and such breach or failure is incapable of being cured or is not cured by the Partnership within 30 days following receipt of written notice of such breach or failure; or (iv) by the Partnership (following authorization of the Conflicts Committee) under certain conditions, if a Sponsor Entity materially breached any of its representations or warranties, or failed to perform any of its covenants or agreements, set forth in the Merger Agreement (or if any of the representations or warranties of a Sponsor Entity set forth in the Merger Agreement shall fail to be true), and such breach or failure is incapable of being cured or is not cured by the applicable Sponsor Entity within 30 days following receipt of written notice of such breach or failure.

The foregoing description of the Merger Agreement and the transactions contemplated thereby, including the Merger, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated by reference in its entirety herein.

Support Agreement

On May 25, 2022, in connection with the execution of the Merger Agreement, Höegh LNG and the Partnership entered into a Voting and Support Agreement (the “Support Agreement”), pursuant to which and subject to the terms and conditions thereof, Höegh LNG agreed, among other things, to vote all of its Common Units in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger, at the Special Meeting. Höegh LNG has also agreed not to transfer any Common Units it beneficially owns or purchase any additional Common Units other than in accordance with the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Support Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated by reference in its entirety herein.

Cautionary Statement Regarding Forward-Looking Statements

This report contains “forward-looking statements.” All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. You are cautioned not to rely on these forward-looking statements, which speak only as the date of this report. The Partnership undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this report. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Partnership’s control and are difficult to predict. These risks and uncertainties include the risks that the Merger may not be consummated or the benefits contemplated therefrom may not be realized. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements found in our filings with the Securities and Exchange Commission (the “SEC”), which include, but are not limited to, those found in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 25, 2022.

ITEM 2 – EXHIBITS

The following exhibits are filed as a part of this report:

Exhibit Number	Exhibit Description
2.1	Agreement and Plan of Merger, dated as of May 25, 2022, among Höegh LNG Partners LP, Höegh LNG GP LLC, Höegh LNG Holdings Ltd. and Hoegh LNG Merger Sub LLC
10.1	Voting and Support Agreement, dated as of May 25, 2022, between Höegh LNG Holdings Ltd. and Höegh LNG Partners LP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HÖEGH LNG PARTNERS LP

Date: May 26, 2022

	By:	/s/ Håvard Furu
	Name:	Håvard Furu
	Title:	Chief Executive Officer and Chief Financial Officer

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (333-234011) and Form S-8 (333-211840) of the Registrant.